Exhibit 99.1

CANOPY GROWTH PROVIDES OPERATIONAL UPDATE REGARDING LICENSING ARRANGEMENT WITH BEDROCAN INTERNATIONAL

June 11, 2018

Smiths Falls, ON –Canopy Growth Corporation (“Canopy Growth” or the “Company”) (TSX:WEED, NYSE:CGC) and its subsidiary, Bedrocan Canada Inc. (“BC”) are pleased to announce that they have reached an agreement (the “Agreement”) with Bedrocan International BV (“BI”) (together, the “Parties”) to bring the Parties’ licensing arrangement to a close. As part of the Agreement, BC and BI will discontinue the previously announced arbitration proceedings.

Under the terms of the Agreement, BC will decrease and then end the production and sale of Bedrocan products within the calendar year. Canopy Growth will retain the licensed production facility, licensed sales facility, and all associated licenses owned and operated by BC. Management will redeploy these facilities, free of the current royalty structure and fixed production practices, to develop new premium branded cannabis offerings.

Also Parties agreed to a moratorium with immediate effect, that will allow BI to re-commence business in the Canadian market from January 1, 2020 and the South American market from June 7, 2019.

Here’s to Future Growth.

Contacts:

Media Relations

Caitlin O’Hara

Caitlin.ohara@canopygrowth.com

613-291-3239

Investor Relations

Tyler Burns

Tyler.burns@canopygrowth.com

855-558-9333 ex 122

Director:

Bruce Linton

tmx@canopygrowth.com

About Canopy Growth Corporation

Canopy Growth is a world-leading diversified cannabis and hemp company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time.

Canopy Growth has established partnerships with leading sector names including cannabis icon Snoop Dogg, breeding legends DNA Genetics and Green House seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates ten licensed cannabis production sites with over 2.4 million square feet of production capacity, including over 500,000 square feet of GMP-certified production space. The Company has operations in eight countries across four continents. The Company is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public's understanding of cannabis, and through its partly owned subsidiary, Canopy Health Innovations, has devoted millions of dollars toward cutting edge, commercializable research and IP development. Through partly owned subsidiary Canopy Rivers Corporation, the Company is providing resources and investment to new market entrants and building a portfolio of stable investments in the sector. From our historic public listing on the Toronto Stock Exchange and New York Stock Exchange to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. For more information visit www.canopygrowth.com

Forward Looking Statement

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking statements and information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements or information contained in this news release. Examples of such statements include those referencing Management redploying existing facilities to create new premium cannabis offerings. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information and such risks contained in the Company’s annual information form dated June 28, 2017 and filed with Canadian securities regulators available on the Company’s issuer profile on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information or forward-looking statements in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information and forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking information or forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities laws.